Halozyme Therapeutics, Inc.

11388 Sorrento Valley Road

San Diego, CA 92121

November 20, 2015

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                                                     Halozyme Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Form 10-Q for the Fiscal Quarterly Period Ended June 30, 2015

Filed August 10, 2015

File No.  001-32335

Dear Mr. Rosenberg:

Halozyme Therapeutics, Inc. (the “Company”) hereby submits this response to the comment provided in the letter from the staff of the Commission dated October 26, 2015 (the “Comment Letter”) with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.  For ease of reference, we have included the text of the Staff’s comment followed by the Company’s response:

1.                                      Regarding the AbbVie, Janssen and Pfizer license and collaboration agreements, please tell us how, in determining units of accounting and allocation of arrangement consideration, you considered the right of these parties to elect additional targets in the future upon the payment of additional fees. Please provide us your analysis with reference to authoritative literature demonstrating why arrangement consideration was not allocated to this right.

RESPONSE:

To account for the AbbVie, Janssen and Pfizer arrangements, we identified the deliverables included within each arrangement and determined the separate units of accounting as defined in ASC 605-25. The AbbVie, Janssen and Pfizer arrangements have the same deliverables; therefore, we will address them together as the “Collaborators”. At the inception of the collaboration arrangements, we identified three deliverables which are: (1) the license (to research and commercial use) (together the “license”) of our proprietary enzyme, recombinant human hyaluronidase (rHuPH20), (2) research and development (R&D) services and (3) supply of rHuPH20. We determined that the license, R&D services and rHuPH20 supply individually

Securities and Exchange Commission

Page Two

represent separate units of accounting, because each deliverable has standalone value. As discussed in more detail below, we determined that the right of the Collaborators to elect additional targets in the future upon the payment of additional fees are substantive options for a contingent deliverable that are not deliverables at the inception of the arrangement. These additional license fees will be accounted for separately, when and if the rights are exercised and the licenses are delivered.

In relation to the up-front license delivered at the inception of the arrangement, we determined that it had standalone value because upon the receipt of the license, the Collaborators are able to use the license for its intended purpose without the additional deliverables included in the arrangements. Thus, we have the ability to sell such license on a standalone basis, meeting the standalone value requirement in ASC 605-25-25-5(a). The application of rHuPH20, which we also refer to as Enhanze technology, is an established and proven technology that is currently used in four commercial products and by several of our collaborators in research to facilitate the delivery of drugs or fluids. There is no further effort required by us in order for the delivered technology to be used as intended.

In the event a Collaborator identifies an additional target and we approve their request for an additional license for that target, the collaborator would receive a license for such target and would be obligated to pay a non-refundable license fee. Until we grant approval of an additional target, nothing precludes us from conducting research, or negotiating, or granting any other entities rights to conduct research with respect to using rHuPH20 with such target. Furthermore, in order for us to grant a target it must be available. A target is considered unavailable if another third party has already been granted rights to the requested target, we are in negotiations with another third party with respect to the requested target, or if we have ongoing and current research, development or commercialization program with respect to the requested target.

Although ASC 605-25 defines deliverables as “products, services, or rights to use assets,” it does not provide guidance on identifying deliverables or specific guidance on what is a discrete deliverable, nor is there guidance on the accounting for optional and contingent deliverables. Therefore, we used our judgment in determining that the right for the Collaborators to obtain an additional license upon the election of a future target is not a deliverable at the inception of the arrangement. In this regard, we have identified and applied the approach to evaluate optional deliverables described in Ernst & Young Financial Reporting Development, Revenue Recognition — Multiple Element Arrangements. For staff convenience, we have included a copy of the relevant extracts (Question 1.2.2 Options to purchase additional deliverables in the future from the May 2015 edition) in the attachment to this letter. In summary, this approach requires us to evaluate two factors with respect to optional deliverables:

Securities and Exchange Commission

Page Three

1.              Whether the option is substantive. If the option is not substantive, the option is disregarded and the deliverable is treated as non-optional. An option is deemed substantive if the customer is not required or compelled to purchase the optional products or services.

2.              If the option is substantive, further evaluation is required to determine if it has been offered at a significant and incremental discount. Such discount, if present, would represent an element of the arrangement, and consideration would be allocated to this element. If no significant and incremental discount is present, elements in the arrangement are determined without regard to the optional products or services.

With respect to the first step of the approach, we considered the facts and circumstance of the collaboration agreements as noted above, and noted that we are not obligated to deliver the additional licenses until the option has been exercised (which is contingent on the Collaborators identifying additional products or indications to apply our Enhanze technology and then also contingent on the identified additional targets being available) and that the Collaborators are not required or compelled to exercise the options as they are unrelated, not required, and not essential to the functionality of the up-front licenses. Based on these considerations we concluded that the options are substantive.

Therefore, we proceeded to the second step in our analysis, and considered if the substantive options for a contingent deliverable of additional licenses were being offered at a significant and incremental discount. To evaluate this, in the absence of accounting literature specific to the assessment of customer discounts in non-software revenue arrangements, we applied by analogy the guidance in ASC 985-605-15-3d, which states that more-than-insignificant discounts have all of the following characteristics:

1.              Incremental to the range of discounts reflected in the pricing of the other elements of the arrangement

2.              Incremental to the range of discounts typically given in comparable transactions

3.              Significant (in monetary terms).

In order to assess whether the additional commercial licenses were priced at an incremental discount compared to other deliverables in the arrangement, we considered payment streams for hypothetical additional licenses as compared to the payment streams for the initial licenses. First, we noted that when comparing the total payment streams (license fees, development and commercialization milestones, and royalties) for the hypothetical additional licenses as compared to the payment streams expected for the initial licenses, the amounts would be similar. For example, AbbVie licensed the Enhanze technology for use with Humira, which is reported to be

Securities and Exchange Commission

Page Four

one of the best-selling drugs in the world, with annual worldwide sales exceeding $10 billion. This existing market creates a wide range of market potential for the administration of Humira using the Enhanze technology. If AbbVie were to license the Enhanze technology for another product and this product were to have the same market size as Humira with the Enhanze technology, total payments that will have been made by AbbVie would be within a few percentage points of the total payments AbbVie would make for Humira. Therefore, we do not consider this to constitute a significant and incremental discount.

Secondly, while the license fee for additional targets is less than the license fee for the initial targets, the fee difference is driven by the fact that the initial targets typically identified by our Collaborators have either a significant existing market or significant market potential. For example, AbbVie does not have another product with the same market size as Humira. As a result, when developing our pricing strategy, we concluded that a lower fee for the additional licenses is reasonable and is not indicative of a discount; instead it is reflective of the higher risks and uncertainties associated with research and development and commercialization for uncertain market potential or early development stage products, as compared to the lower risks associated with the initial licenses. Therefore, we concluded there are no discounts on future licenses that are incremental to the range of discounts offered for other elements of the arrangement.

Based primarily on the factors noted above and the provisions of ASC 985-605-15-3(d), we concluded that the rights to purchase licenses for additional targets do not include significant and incremental discounts. Therefore, the rights do not meet the criteria of a deliverable and are not treated as units of accounting at the inception of the collaboration arrangements, and no allocation of the arrangement consideration is necessary.

As requested in the Comment Letter, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Page Five

If you have any questions or comments regarding this letter, please contact me at (858) 794-8889.

Very truly yours,

/s/Laurie D. Stelzer
Laurie D. Stelzer
Senior Vice President and Chief Financial Officer

cc:                                Harry Leonhardt, Esq., Halozyme Therapeutics, Inc.

Douglas J. Rein, DLA Piper LLP (US)

Securities and Exchange Commission

Page Six

ATTACHMENT

Ernst & Young Financial Reporting Developments

Revenue Recognition — Multiple Element Deliverables (June 2015 edition)

1.2.2 Options to purchase additional deliverables in the future

Frequently, agreements include options for the customer to receive additional products or services in the future at agreed-upon prices. Whether or not these options should be treated as deliverables in the original contract depends on the facts and circumstances surrounding the options for additional products and services. If such an option is substantive (i.e., the customer is not required to purchase additional products), then the vendor is not obligated under the option to deliver goods and services unless and until such time as the customer elects to exercise the option. In such cases, the products or services to be delivered by the vendor upon the exercise of the option should not be considered elements included in the current arrangement.

Determining whether an option to acquire additional products or services is substantive requires an assessment as to whether the vendor is truly at risk as to whether the customer will choose to exercise the option. For example, if an arrangement includes an option to acquire services from a vendor that are essential to the functionality of other elements of the arrangement, and such services are only available from the vendor (i.e., there is a lack of other qualified service providers that can be engaged to perform the services), we do not believe the option should be considered substantive. If the option is not substantive, we believe the products or services to be delivered by the vendor on exercise of the option should be accounted for as an element of the current arrangement.

Even if an option is substantive, an assessment should be made as to whether the specified additional products or services have been priced at a significant and incremental discount. If the prices contain a significant and incremental discount, the option resulting in the discount should be accounted for as an element of the arrangement (see Chapter 1.2.3).

If an option is substantive and not priced at a significant and incremental discount, the determination of the elements included in the arrangement should consider only the noncontingent elements, and sales arising from the customer’s exercise of the option to purchase additional products or services should be accounted for as such events occur.